UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934  (Amendment No. 3)*

Atlantica, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

049143 30 8

(CUSIP Number)

Thomas J. Howells

9706 Ruskin Circle

Sandy, Utah 84092

(801) 641-5452

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Thomas J. Howells
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D/A (this “Schedule 13D/A”) relates is the common stock, $0.0001 per share par value (the “Common Stock”), of Atlantica, Inc., a Utah corporation (the “Issuer”), with its principal executive offices at 875 North Michigan Avenue, Chicago, Illinois 60611.

Item 2.	Identity and Background

(a)  This Schedule 13D/A is filed by Thomas J. Howells.

(b)  The principal business address of Mr. Howells is 9706 Ruskin Circle, Sandy, Utah 84092.

(c)  The principal business of Mr. Howells is property management.

(d)  During the last five years, Mr. Howells has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, on March 1, 2017, without admitting or denying the allegations, Mr. Howells consented to the entry of the Judgment permanently restraining and enjoining him from violation of the provisions of Sections 5(a), 5(c) and 17a(3) of the Securities Act of 1933, as amended, in the United States District Court for the District of Minnesota, in Case No. 0:16-cv-3779-DWF-HB.  Other than that matter, Mr. Howells has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Howells is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

NA

Item 4.	Purpose of Transaction

Mr. Howells sold all of his shares in the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)  As of the date hereof, Mr. Howells beneficially owns no shares of the Issuer’s common stock.

(b)  Number of shares as to which such person has:

Sole power to vote or to direct vote:  0 shares.

Shared power to vote or to direct the vote:  0.

Sole power to dispose or to direct the disposition of : 0

Shared power to dispose or to direct the disposition of: 0.

(c)  None.

(d)  None; not applicable.

(e)  Mr. Howells ceased to be a 5% shareholder on July 22, 2019.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On July 22, 2019, Mr. Howells sold his shares in the Issuer to Mirabella, LLC, which is beneficially owned by the President of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2019	/s/ Thomas J. Howells
Thomas J. Howells